May 6, 2016
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Susan Block
     Theresa Messinese
     Andrew Mew
     John Stickel

Re: Hip Cuisine, Inc.
Registration Statement on Form S-1
Filed February 3, 2016
File No. 333-209346

Ladies and Gentlemen,
Hip Cuisine, Inc. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in bold you will find copies of the Staff’s comments from its letter dated March 1, 2016, and thereafter the Company’s responses to each comment.
Prospectus Summary, page 6
1.
Please disclose in the prospectus summary that you are a development stage company. Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no shares are sold in the offering. We also note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please disclose this in the prospectus summary.

Response: We have revised the prospectus summary to disclose that we are a development stage company, as well as our monthly burn rate and when we would run out of funds assuming no shares are sold in our offering. We have also included a going concern disclosure.
2.
Please refer to the last paragraph on page 6. Please balance the disclosure to also include your net losses for the period ending September 30, 2015. Please also update to include your revenue and net loss for your most recent audited period.

Response: We have included our net losses for the year ending December 31, 2015 and our revenues and net losses in our most recent audit report.

Risk Factors, page 10
3.
Please include a risk factor that briefly identifies and discusses the outside business activities of your executive officers, and discusses any potential conflicts that exist as a result of these other commitments. Please also discuss the amount of time that each executive officer intends to dedicate to your business.

Response: We have included the requested risk factor.
4.
Ms. Lopera appears to reside outside the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your sole director.

Response: We have added the requested risk factor.
Use of Proceeds, page 20
5.	Please clarify, if true, that there is no guarantee that Ms. Lopera will loan the Company additional funds.
Response: We have clarified this disclosure as requested.
Determination of Offering Price, page 22
6.	Consistent with your disclosure on page 15, please disclose here that the proposed selling price of $0.375 was arbitrarily determined by you.
Response: We have revised this disclosure as requested.
Terms of the Offering, page 24
7.	We note the selling price of $0.375 per share. Please explain to us how the price will be determined if a purchaser purchases one share, or an odd number of shares.
Response: We have included an explanation as to how the price will be determined if a purchaser purchases on share, or an odd number of shares.
Strategy and Marketing Plan, page 28
8.
Please provide additional details about your plan to open at least 15 company-owned locations within the next three years, including the funds required, steps involved, and the challenges you are likely to face. If financing is not currently available for your expansion efforts, please make that clear. We also note that you are targeting Panama, Columbia and Miami, Florida. Please discuss your anticipated timeline for opening restaurants outside of Panama, and how the particular plans outside of Panama may differ, such as it relates to market saturation, commercial real estate markets, business licensing requirements, and any risks particular to the other regions.

Response: We have revised this disclosure to include the information requested.

Plan of Operation, page 31
9.
In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the associated costs accompanying each proposed step in your business plan. For example, please discuss the costs and specific steps involved to provide deliveries and the monthly diet program, complete the construction of the second restaurant location, complete construction of the processing facility, and to develop and launch a new website to handle online deliveries and POS processing.

Response: We have revised this disclosure to include the information requested.
Financial Statements for the Nine Months Ended September 30, 2015
10.	Please label December 31, 2014 columns in your financial statements as audited.
Response: The financial statements for the nine months ended September 30, 2015 have been updated with the audited December 31, 2015 statements and therefore this comment is no longer relevant.
General
11.	Please provide updated audited financial statements for the annual period ended December 31, 2015 in accordance with Item 3-12 of Regulation S-X.
Response: Our audited financial statements for the annual period ended December 30, 2015 have been included.
Exhibits
Exhibit 5.1
12.	Please refer to the first paragraph. The first paragraph indicates that the Company is registering the shares for resale. Please revise for consistency with the offering.
Response: The legal opinion has been revised as requested.
Exhibit 16.1
13.	Please file the letter referenced in Item 10 on page 26 under exhibit 16.1 instead of exhibit 23.1.
Response: We have corrected this exhibit number.
Exhibit 23.1
14.	Please file a currently dated consent from your independent auditors for use of its audit report in accordance with Item 601(b)(23) of Regulation S-K.
Response: An updated auditor consent has been included.

Please advise us if you have any further questions or comments.
Respectfully submitted
/s/ Natalia Lopera
Natalia Lopera
Chief Executive Officer,
President